July 12, 2007

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ADA-ES, Inc.

Application for Withdrawal

Amendment No. 1 to Registration Statement on Form S-3

Filed July 11, 2007

File No. 333-143379

Ladies and Gentlemen:

ADA-ES, Inc. (“we” or the “Company”) hereby applies for withdrawal of Pre-Effective Amendment No. 1 to the above-captioned Registration Statement on Form S-3, which was inadvertently filed on July 11, 2007 as “Amendment No. 1.” The Registration Statement was declared effective by the Commission on July 10, 2007, and the filing of Amendment No. 1 should have been filed as a post-effective amendment. Upon withdrawal of Amendment No. 1, we will refile a post-effective amendment to the Registration Statement to include the updated information contained in Pre-Effective Amendment No. 1, which we believe to be of a non-material nature.

None of the securities being registered in the registration statement have been sold, and withdrawal is in the best interests of the Company and will not harm investors.

Please note that we are filing this application upon advice of the Staff, to withdraw Amendment No. 1 to the Registration Statement ONLY, and we are NOT applying for withdrawal of the entire Registration Statement.

Please do not hesitate to contact me if you have any questions.

Sincerely, ADA-ES Inc.

/s/ Mark H. McKinnies
Mark H. McKinnies Senior Vice President & CFO